Goodwin Procter LLP Three Embarcadero Center San Francisco, CA 94111	T: 415.733.6000 F: 415.677.9041 goodwinprocter.com

December 5, 2022

VIA EDGAR

Office of Real Estate & Construction Division of Corporation Finance U.S. Securities and Exchange Commission 100 F. Street, N.E. Washington, D.C. 20549

Re:	Property Solutions Acquisition Corp. II
Preliminary Proxy Statement filed November 25, 2022
File No. 001-40087

Ladies and Gentlemen:

This letter is being submitted on behalf of Property Solutions Acquisition Corp. II (the “Company”) in response to oral comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s preliminary proxy statement filed on November 25, 2022 (the “Proxy Statement”), as provided by Staff via video conference on November 30, 2022 and telephone call on December 1, 2022 (the “Oral Comments”).

The Oral Comments have been reproduced herein with responses below the numbered comments. Defined terms used herein but not otherwise defined shall have the meaning set forth in the Proxy Statement, unless otherwise specified.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company.

Preliminary Proxy Statement

Risk Factors

If we are deemed to be an investment company for purposes of the Investment Company Act . . . , page 17

1.	We note that you are asking stockholders to vote to approve the extension of the date by which the Company has to consummate a business combination and that to mitigate the risk of being deemed an investment company for purposes of the Investment Company Act, on or prior to the 24-month anniversary of the effective date of the registration statement relating to your IPO, you will or may liquidate the securities held in the trust account and instead hold all funds in the trust account in cash. Please revise your disclosure for consistency to clarify whether you will or may liquidate the securities held in the trust account and instead hold all funds in the trust account in cash.

RESPONSE: We respectfully acknowledge the Staff’s comment. In response to comment 1, and comments 2 and 3 as described below, the Company proposes to revise the disclosure as follows. The proposed revisions are shown in blackline format to highlight such revisions for purposes of the Staff’s review.

Division of Corporation Finance

December 5, 2022

If we are deemed to be an investment company for purposes of the Investment Company Act, we may be forced to abandon our efforts to complete an initial business combination and instead be required to liquidate the Company. To mitigate the risk of that result, on or prior to the 24-month anniversary of the effective date of the registration statement relating to our IPO, we ~~will~~ may instruct Continental Stock Transfer & Trust Company to liquidate the securities held in the trust account and instead hold all funds in the trust account in cash. As a result, following such potential change, we ~~will~~ would likely receive minimal, if any, interest, on the funds held in the trust account, which would reduce the dollar amount that our public stockholders would have otherwise received upon any redemption or liquidation of the Company if the assets in the trust account had remained in U.S. government securities or money market funds.

On March 30, 2022, the SEC issued the SPAC Rule Proposals, relating, among other things, to circumstances in which SPACs such as us could potentially be subject to the Investment Company Act and the regulations thereunder. The SPAC Rule Proposals would provide a safe harbor for such companies from the definition of “investment company” under Section 3(a)(1)(A) of the Investment Company Act, provided that a SPAC satisfies certain criteria. To comply with the duration limitation of the proposed safe harbor, a SPAC would have a limited time period to announce and complete a de-SPAC transaction. Specifically, to comply with the safe harbor, the SPAC Rule Proposals would require a company to file a report on Form 8-K announcing that it has entered into an agreement with a target company for an initial business combination no later than 18 months after the effective date of the registration statement for its initial public offering. The company would then be required to complete its initial business combination no later than 24 months after the effective date of the registration statement for its initial public offering. ~~We understand that the SEC has recently been taking informal positions regarding the Investment Company Act consistent with the SPAC Rule Proposals.~~

There is currently uncertainty concerning the applicability of the Investment Company Act to a SPAC~~, including a company like ours, that does not complete its initial business combination within the proposed time frame set forth in the proposed safe harbor rule~~. As indicated above, we completed our IPO in March 2021 and have operated as a blank check company searching for a target business with which to consummate an initial business combination since such time (or approximately [] months after the effective date of our IPO, as of the date of this proxy statement). ~~As a result, i~~It is possible that a claim could be made that we have been operating as an unregistered investment company. ~~if the SPAC Rule Proposals are adopted as proposed~~. If we were deemed to be an investment company for purposes of the Investment Company Act, we might be forced to abandon our efforts to complete an initial business combination and instead be required to liquidate the Company. If we are required to liquidate the Company, our investors would not be able to realize the benefits of owning shares in a successor operating business, including the potential appreciation in the value of our shares and warrants or rights following such a transaction, and our warrants or rights would expire worthless.

Division of Corporation Finance

December 5, 2022

Even prior to the 24-month anniversary of the effective date of the registration statement relating to our IPO, we may be deemed to be an investment company. The longer that the funds in the trust account are held in short-term U.S. government securities or in money market funds invested exclusively in such securities, even prior to the 24-month anniversary, there is a greater risk that we may be considered an unregistered investment company, in which case we may be required to liquidate. The risk of being deemed subject to the Investment Company Act increases the longer the Company holds securities (i.e., the longer past two years the securities are held), and also increases to the extent the funds in the trust account are not held in cash. Accordingly, we may determine, in our discretion, to liquidate the securities held in the trust account at any time, even prior to the 24-month anniversary, and instead hold all funds in the trust account in cash, which would further reduce the dollar amount our public stockholders would receive upon any redemption or our liquidation.

2.	Please delete the last sentence of the first paragraph. Delete the second and third clauses in the first sentence of the second paragraph. Delete the clauses “As a result” and “if the SPAC Rule Proposals are adopted as proposed” in the third sentence of the second paragraph.

RESPONSE: We respectfully acknowledge the Staff’s comment. In response to the comment, the Company proposes to revise the disclosure as proposed in our response to Comment 1.

3.	Please revise to state that the risk of being deemed subject to the Investment Company Act (a) increases the longer the Company holds securities (i.e., the longer past two years the securities are held), and (b) also increases to the extent the funds in the trust account are not held in cash.

RESPONSE: We respectfully acknowledge the Staff’s comment. In response to the comment, the Company proposes to revise the disclosure as proposed in our response to Comment 1.

* * *

Division of Corporation Finance

December 5, 2022

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact Daniel J. Espinoza at (650) 752-3152 or DEspinoza@goodwinlaw.com.

Sincerely,

/s/ Dan Espinoza
Goodwin Procter LLP
cc:	Pamela Long
Melanie Singh
Securities and Exchange Commission

Jordan Vogel
Property Solutions Acquisition Corp. II